                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                             Eos International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    379333107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                January 14, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 379333107

--------------------------------------------------------------------------------
 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only).
      Allen D. Petersen

--------------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                     5.   Sole Voting Power
   NUMBER OF              0
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        6.   Shared Voting Power
   OWNED BY               5,000,000/1/
     EACH          -------------------------------------------------------------
  REPORTING          7.   Sole Dispositive Power
    PERSON                0
     WITH          -------------------------------------------------------------
                     8.   Shared Dispositive Power
                          5,000,000/1/
--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person
      5,000,000/1/
--------------------------------------------------------------------------------
10.   Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
                                                                    [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)
      5.7%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)
      IN
--------------------------------------------------------------------------------

/1/ Represents shares of common stock held by Draupnir, LLC, a Delaware limited liability company, of which the undersigned is an equity owner and a managing member. The undersigned hereby expressly disclaims beneficial ownership of the 5,000,000 shares of common stock of Eos International, Inc. issued in the name of Draupnir, LLC and the filing of this Schedule 13G with respect thereto shall not be construed as an admission that the undersigned is a beneficial owner of any such securities for purposes of Sections 13(d) or 13(g) of the Securities Act of 1934.

Item 1.

          (a)  Name of Issuer: Eos International, Inc.

          (b)  Address of Issuer's Principal Executive Offices:
               888 Seventh Avenue, 13th Floor
               New York, New York 10106

Item 2.

          (a)  Name of Person Filing:    Allen D. Petersen

          (b)  Address of Principal Business Office or, if none, Residence:
               5129 Cranes Point Court, Edgrewood, FL 32839

          (c)  Citizenship:
               United States

          (d)  Title of Class of Securities:
               Common Stock, par value $.01 per share.

          (e)  CUSIP Number: 379333107

Item 3.

          If this statement is filed pursuant to (SS)240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b)  [ ]  Bank as defined in section 3(a)(6) of the Act
                    (15 U.S.C. 78c).

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e)  [ ]  An investment adviser in accordance with
                    (S)240.13d-1(b)(1)(ii)(E).

          (f) [ ] An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F).

          (g) [ ] A parent holding company or control person in accordance with (S)240.13d-1(b)(1)(ii)(G).

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

          (j)  [ ]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned: 5,000,000/(1)/

          (b)  Percent of class:   5.7%.

          (c)  Number of shares as to which the person has:
               (i)   Sole power to vote or to direct the vote: 0.
               (ii)  Shared power to vote or to direct the vote:
                     5,000,000/(1)/
               (iii) Sole power to dispose or to direct the disposition of: 0.
               (iv)  Shared power to dispose or to direct the disposition of:
                     5,000,000/(1)/

/(1)/ Represents shares of common stock held by Draupnir, LLC, a Delaware limited liability company, of which the undersigned is an equity owner and a managing member. The undersigned hereby expressly disclaims beneficial ownership of the 5,000,000 shares of common stock of Eos International, Inc. issued in the name of Draupnir, LLC and the filing of this Schedule 13G with respect thereto shall not be construed as an admission that the undersigned is a beneficial owner of any such securities for purposes of Sections 13(d) or 13(g) of the Securities Act of 1934.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Draupnir, LLC, a Delaware limited liability company, has the right to receive all dividends and all proceeds from the sale of such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       May 28, 2003
                                -------------------------
                                          Date

                                /s/ Allen D. Petersen
                                -------------------------
                                        Signature

                                    Allen D. Petersen
                                -------------------------
                                        Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.